UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. )*

WAVEDANCER, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

456696103

(CUSIP Number)

G. James Benoit, Jr.

WaveDancer, Inc.

12015 Lee Jackson Memorial Highway

Suite 210

Fairfax, Virginia 22033

(703) 383-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 26, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 456696103	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
GERALD JAMES BENOIT, JR.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
MARYLAND

NUMBER OF	7	SOLE VOTING POWER	2,500,000
SHARES
BENEFICIALLY	8	SHARED VOTING POWER	116,645
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER	2,500,000
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER	116,645

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,616,645

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
13.78%

14	TYPE OF REPORTING PERSON	IN

CUSIP No. 456696103	13D	Page 3 of 5 Pages

SCHEDULE 13D

Item 1.

SECURITY AND ISSUER: The class of equity security to which this statement relates is the common stock (the “Common Stock”), $0.001 par value per share (“Share”) of WaveDancer, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 12015 Lee Jackson Memorial Highway, Suite 210, Fairfax, Virginia, 22033.

Item 2.	IDENTITY AND BACKGROUND.

(a) Gerald James Benoit, Jr. (b) c/o WaveDancer, Inc., 12015 Lee Jackson Memorial Highway, Suite 210, Fairfax, VA 22033 (c) Chairman and CEO, WaveDancer, Inc. (see (b)) (d) No (e) No (f) USA

Item 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.   The source of funds used by the Reporting Person is personal funds of the Reporting Person. The Reporting Person did not borrow any funds to acquire his respective shares. The following table shows the APPROXIMATE amounts of funds paid for the Shares by the Reporting Person. Source of funds as stated do not apply to options and warrants to purchase common stock that are not yet exercised but are included in beneficial holdings.

G. James Benoit, Jr. $1,104,600

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Person purchased the Shares for investment purposes. The Reporting Person is continuing to review the performance of his investment and his investment alternatives. As part of his ongoing review of his investment in the Shares, the Reporting Person may explore from time to time a variety of alternatives, including the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer in the open market or in privately negotiated transactions. The Reporting Person may explore other alternatives with respect to his investment in the Shares, including but not limited to an extraordinary corporate transaction involving the Issuer, changes in the present board of directors or management of the Issuer, or changes in the Issuer's business or corporate structure. Although the foregoing reflects activities presently contemplated by the Reporting Person with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that the Reporting Person will take any of the actions referred to above.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as they may deem necessary or appropriate in the future.

The Reporting Person has no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended.

CUSIP No. 456696103	13D	Page 4 of 5 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)	The Reporting Person hereby report beneficial ownership, in the manner hereinafter described:

Shares Held in the Name of	Number of Shares	Percentage of Outstanding Security (1)

G. James Benoit, Jr.	2,500,000	13.17%	(2)

G. James Benoit, Jr. and Kari L. Benoit	116,645	0.68%

Total	2,616,645	13.78%	(2)

(1)    The foregoing percentages are based on the number of Shares of the Issuer outstanding as of January 10, 2021, of 17,239,697, increased by the effect of exercising options and warrants for shares of common stock.

(2)    Includes 1,000,000 shares of common stock issuable upon the exercise of options and 750,000 shares of common stock issuable upon the exercise of warrants.

(b)

G. James Benoit, Jr., has sole voting and dispositive power over his shares enumerated in paragraph (a). G. James Benoit, Jr., and his spouse Kari L. Benoit have shared voting and dispositive power over their shares enumerated in paragraph (a).

(c)	Transactions for the 60 days prior to the date of this Schedule 13D:

Person Who Effected the Transaction	Transaction Date	Number of Shares Purchased	Price per Share
G. James Benoit, Jr. and Kari L. Benoit	12/10/2021 (1)	116,645	$3.04
G James Benoit, Jr.	12/30/2021 (2)	1,000,000	4.89

(1) Shares acquired in private placement transaction directly from Issuer on December 10, 2021.

(2) Options to purchase 1,000,000 shares of common stock awarded on December 30, 2021, vesting immediately, with an exercise price of $4.89.

(d)	Right to receive or power to direct: Not applicable.

(e)	Date Reporting Person ceased to be 5% owner: Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER. None.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

CUSIP No. 456696103	13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13G with respect to the Common Stock of the Issuer.

Dated: January 13, 2022

/s/ Gerald James Benoit, Jr.
GERALD JAMES BENOIT, JR.